UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

STERLING GOLD CORP.

(Exact Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Nevada

(State or other jurisdiction of incorporation)

000-51263

(Commission File No.)

20-4650531

(IRS Employer Identification No.)

810 Jewel

Blackfoot, Idaho 83221

(208) 785-2729

(Address and Telephone Number of Registrant)

Linda S. Smith

810 Jewel

Blackfoot, Idaho 83221

(208) 785-2729

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

January 18, 2008

STERLING GOLD CORP.

810 JEWEL

BLACKFOOT •  IDAHO • 83221

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and

Securities Exchange Commission Rule 14f-1)

NOTICE OF CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED

NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

JANUARY 18, 2008

The information contained in this Information Statement is being furnished to all holders of common stock of Sterling Gold Corp., a corporation incorporated under the laws of Nevada (the “Company”), at the close of business on January 18, 2008 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about January 18, 2008.

VOTING SECURITIES

As of January 18, 2008, there were 18,380,000 shares of our common stock outstanding. Each outstanding share of common stock is entitled to one vote per share.

SHARE EXCHANGE WITH IDCENTRIX, INC.

The change in the majority of the Company’s Board of Directors in being made pursuant to a Share Exchange Agreement, dated January 16, 2008 (the “Share Exchange Agreement”) by and between iDcentrix, Inc., a Delaware corporation (“iDcentrix”) and the Company. Pursuant to the Share Exchange Agreement, as described herein, the issued and outstanding common shares of iDcentrix (“iDcentrix Shares”) will be exchanged on a one-for-one basis (the “Share Exchange”) for common shares of the Company (“Sterling Gold Shares”). Following the Share Exchange, iDcentrix will become a wholly-owned subsidiary of Sterling Gold, and Sterling Gold will continue its existence as the surviving corporation, with its name being changed to iDcentrix, Inc. and its business plan moving forward being that of iDcentrix, Inc.

The Share Exchange is expected to close on or about January 28, 2008 (“Closing”), subject to (i) iDcentrix executing a technology sub-license agreement with Fortress Paper Ltd. on terms acceptable to iDcentrix; (ii) iDcentrix completing a private placement of iDcentrix Shares for gross aggregate proceeds of up to Four Million and Fifty Thousand Dollars ($4,050,000.00) on a best efforts basis; and (iii) the Company canceling Four Million Nine Hundred Thousand (4,900,000) shares of the issued and outstanding Sterling Gold Shares, currently held by the President of the Company.

CHANGE IN CONTROL

Pursuant to the Share Exchange, the Company will issue 17,795,000 shares of its common stock to shareholders of iDcentrix. After the Share Exchange, the holders of iDcentrix shares that were exchanged for shares of the Company would hold 56.9% of the Company. This includes Fortress Paper Ltd., which would hold 31.97% of the Company. Further, under the terms of the Agreement, the Company’s Board of Directors has agreed to appoint the four (4) directors of iDcentrix to the Board of Directors of the Company and the Company’s sole director before the Share Exchange, Linda S. Smith, will resign. Additionally, the Board of Directors of the Company will accept the resignation of Linda S. Smith as president, principal executive officer, principal accounting officer, principal financial officer, secretary and treasurer and appoint Francine Dubois to the office of Chief Executive Officer and President and Gary Freeman as Chief Financial Officer.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Upon Closing of the Share Exchange, the Company shall cause its sole director, Linda S. Smith, to resign as director of the Company and will cause Francine Dubois, Paul Gifford, Bruce Morris and Michael Harris, current directors of iDcentrix, to be appointed as the directors of Sterling Gold until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation or Bylaws.

Information of New Directors

Name	Position to be appointed	Positions with iDcentrix
Francine Dubois	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director since February 2007
Paul Gifford	Director	Director since June 2007
Bruce Morris	Director	Director since June 2007
Michael Harris	Director	Director since August 2007

Francine Dubois – President, Chief Executive Officer and Director

Ms. Francine Dubois (44) previously served as the vice president of Oberthur Card Systems (8 years) and as the general manager of ASD Software (7 years). In addition, she implemented global site licenses with Motorola and Nortel Networks. She has also served as an elected member of the Board of the Smart Card Alliance (www.SmartCardAlliance.org).

Paul Gifford – Director

Mr. Paul Gifford (55), is a seasoned leader in the high-technology business. Most recently, he was founder, Chief Executive Officer, and director for 4HomeMedia, Inc. From 2001 to 2005, Mr. Gifford served as the President and Chief Operating Officer at Digimarc Corp., where he managed the development of a world-wide counterfeit deterrence application and led the transformation of the company into a global market leader for the development and issuance of highly secure identification documents. Prior to Digimarc, Mr. Gifford was the President and Chief Operating Officer and director at Andromedia Inc., which was acquired by Macromedia, Inc. in an equity transaction in 1999.Prior to Andromedia, Mr. Gifford was Vice-President for Engineering and Marketing at NAS systems pioneer Auspex Systemas Inc. Mr. Gifford received his BSEE and MSEE degrees from the Rochester Institute for Technology, and has an Executive MBA from Stanford University.

Bruce Morris – Director

Mr. Bruce Morris (53) has more than 25 years of expertise in management, strategic planning, sales and business development. He recently joined Jupiter Online Media as SVP and GP, where he oversees four networks as well as Jupiter Events. Many of his demonstrated accomplishments in online, print and live event product development and international business stem from his 14 years at Thomson Financial/Source Media. Mr. Morris joined Thomson in 1992 as EVP of Securities Data Publishing and was named its President/CEO in 1995. When he left Thomson in 2006, he was the President of its Source Media Banking Group. Prior to Thomson, Mr. Morris worked first for Lebhar Friedman as Director Retail Promotions and later as an Advertising Sales Representative. In 1985, he moved to Fairchild Publications, where he held the positions of National Sales Manager, Ad Director and Publisher. In 1990, Bruce was brought on board as VP/Group Publisher of Financial Services Week and Securities Traders Monthly at Investment Dealers Digest, Inc. Mr. Morris received his BS in marketing from Pennsylvania State University in 1979.

Michael Harris - Director

Mr. Michael Harris (58) has more than 30 years of legal experience. For more than 13 years, Michael supervised and managed all legal services at The Thomson Corporation (NYSE: TOC), where he was first Vice-President, then the Senior Vice-President, General Counsel and Corporate Secretary. At Thomson, Mr. Harris was responsible for negotiating and completing tactical and strategic acquisitions. Since retiring from that role, Mr. Harris has provided legal assistance to Reuters plc, British Telecom plc, has consulted for Apax Partners, and is currently consulting for NYFIX, Inc., a publicly-traded company in which Warburg Pincus is an investor. Mr. Harris was also Executive Vice President, General Counsel, Secretary and co-founder of Debt Resolve, Inc. until 1005. Prior to the Thomson Corporation, Mr. Harris managed all legal services for United Merchants and Manufacturers, and served as a Corporate Counsel at IPCO Corporation, both NYSE-listed companies. Mr. Harris started his legal career at Skadden, Arps, Slate, Meagher & Flom. Mr. Harris received a BA degree from New York University, with honors, and a JD degree from St. John’s University School of Law in 1974. He is a member of the New York and Connecticut Bar Associations.

During the past five years, none of the new directors to be appointed have been the subject of the following events:

1.

Any bankruptcy petition filed by or against any business of which Mr. Collins and Ms. Smith were a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.	An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring,

suspending or otherwise limiting Mr. Collins’s and Ms. Smith’s involvement in any type of business, securities or banking activities.

4.

Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CURRENT OFFICERS AND DIRECTORS

The name, address, age and position of our present officers and directors are set forth below:

Name and Address	Age	Position(s)
Linda S. Smith 810 Jewel Blackfoot, Idaho 83221	50	President, Principal Executive Officer, Secretary Treasurer, Principal Accounting Officer, and Principal Financial Officer and Director

Background of Officers and Directors

Linda S. Smith

Since May 20, 2007, Linda S. Smith has been a member of our board of directors. On October 4, 2007, Ms. Smith was appointed to the Board of Directors of Firstar Exploration Corporation.  Since January 2002, Linda S. Smith has worked as a staff accountant for Lamprecht, Green & Associates, LLP. From August 2004 to June 2006, Ms. Smith was employed as a staff accountant with Dance, Collins & Co. Both employers are public accounting firms and are located in Pocatello Idaho. Her duties include compiling and reviewing financial statements, tax return preparation, and client relations. Other than our board of directors, Ms. Smith has not been a member of the board of directors of any corporations during the last five years.

During the past five years, Ms. Smith has not been the subject of the following events:

1.

Any bankruptcy petition filed by or against any business of which Mr. Collins and Ms. Smith were a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.

An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Mr. Collins’s and Ms. Smith’s involvement in any type of business, securities or banking activities.

4.

Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Conflicts of Interest

At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional properties.

CERTAIN TRANSACTIONS

At January 31, 2007, we owe $1,529 to Woodburn Holdings Ltd. owned by Robert M. Baker, our former president. The debt is unsecured, interest free and repayable on demand.

At January 31, 2007, we owed $8,400 to Allen Collins, our president. The debt incurred is accounting fees paid by Mr. Collins. In 2007 we paid the debt in full.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Directors, executive officers and persons who own more than 10% of our common stock are required by Securities and Exchange Commission regulations to furnish to us copies of all Section 16(a) forms they file.

Based solely upon review of the copies of such reports received or written representations from the reporting persons, we believe that during our 2006 fiscal year our directors, executive officers and persons who own more than 10% of our common stock filed all reports required by section 16(a) of the Securities Exchange Act of 1934, with the exception of Mr. Allen Collins, our former president, who should have filed a Form 3 on March 24, 2006.

CORPORATE GOVERNANCE

Board Meetings

Our Board of Directors did not hold any meetings since the beginning of the last fiscal year.  No directors missed more than 75% of the meetings of the Board of Directors.  The Company does not have a policy regarding director attendance at its annual meetings.

Director Independence

Our Board of Directors has determined that none of our directors are independent pursuant to the rules of the American Stock Exchange. All directors also hold positions as our officers.

Audit Committee

Audit committee functions are performed by our board of directors. None of our directors are deemed independent. All directors also hold positions as our officers. Our audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee. A copy of our audit committee charter is filed as an exhibit to our previously filed Form 10-KSB dated April 28, 2005.

Audit Committee Financial Expert

None of our directors or officers have the qualifications or experience to be considered a financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted.

Nominating Committee

The Company does not have a Nominating Committee. The Board of Directors has determined that given the Company’s limited operating history, the fact that the Company is in the exploration stage and plans to soon change its plan of operations (See “Change in Control” above) and the size of the Company, the Board of Directors can handle the responsibilities of normally delegated to a separate Nominating Committee of the Board of Directors. At this time, given the size of the Company, the Board of Directors has not developed procedures or criteria for the nomination of directors to the Board of Directors.

Compensation Committee

The Company does not have a Compensation Committee. The Board of Directors has determined that given the Company’s limited operating history, the fact that the Company is in the exploration stage and plans to soon change its plan of operations (See “Change in Control” above) and the size of the Company, the Board of Directors can handle the responsibilities of normally delegated to a separate Compensation Committee of the Board of Directors. At this time, given the size of the Company, the Board of Directors has not developed procedures or criteria for the compensation of directors to the Board of Directors. Currently, directors do not receive compensation for their services.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board of Directors should send correspondence to the Company’s principal business address as disclosed at the top of this Information Statement, to the attention of the Corporate Secretary. The Corporate Secretary will review correspondence and ensure that all correspondence dealing with legitimate Company issues is presented to the Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information with respect to compensation paid by us to our officer during the three most recent fiscal years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation (i)	Total ($) (j)
Allen Collins	2007	0	0	0	0	0	0	0	0
President, Treasurer,	2006	0	0	0	0	0	0	0	0
Secretary, Director	2005	0	0	0	0	0	0	0	0

We have not paid any salaries in 2007, and we do not anticipate paying any salaries at any time soon. We will not begin paying salaries until we have adequate funds to do so.

We have no employment agreements with any of our officers. We do not contemplate entering into any employment agreements until such time as we begin profitable operations.

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officers.

We have one non-qualified stock option plan registered on Form S-8, SEC file no. 333-126739. Under the plan, the board of directors has full discretion to determine the number of options, number of shares underlying each option, the exercise price of the option and all other details relating thereto. Other than the foregoing, there are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Long-Term Incentive Plan Awards

We not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

The following table sets forth information with respect to compensation paid by us to our directors during the last completed fiscal year. Our fiscal year end is January 31, 2007:

Director Compensation Table
(a) Name	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)	(d) Option Awards ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(g) All Other sation ($)	(h) Total ($)
Allen Collins	0	0	0	0	0	0	0
Robert M. Baker	0	0	0	0	0	0	0

Our directors do not receive any compensation for serving as members of the board of directors.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of the date of this Information Statement, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his/her shares and possesses sole voting and dispositive power with respect to the shares.

	Number of	Percentage of
Name of Beneficial Ownership	Shares	Ownership
Linda S. Smith [1]	4,900,00	19.94%

All Officers and Directors	4,900,000	19.94%
as a Group (1 person)

Bank Sal Oppenheim [2]	1,348,500	5.49%
Uraniaster.28, CH-8022
Zurich, Switzerland

Dugdale, Richard [3]	1,348,500	5.49%
18141 Medley Drive
Encino, California 91316

EMEA Trade Ltd. [4]	2,475,000	10.07%
Baarerstrasse 86
6302 ZUG, Switzerland

Golden Pig Realty Corp. [5]	1,348,500	5.49%
Edificio Costa Pacifica
Torre 400, 26A Punta Pacifica
Panama City, Panama

Johnannson, Arni [6]	1,348,500	5.49%
2814 Mahers Avenue
West Vancouver, British Columbia
Canada V7V 2J9

Kostouros, Ioannis [7]	1,350,000	5.50%
IEREOS DOUSI 1
Marousi, Attikis 15124
Greece

Lawrence, Tamera [8]	1,348,500	5.49%
3330 Westmount Rol
West Vancouver, British Columbia
Canada V7V 3G6

Papadimas, Athanasios [9]	1,350,000	5.50%
Kyprou 32
Marousi, Attikis 18120
Greece

Papadimas, Gerogios [10]	1,350,000	5.50%
Prosimni
Agolidos 21200
Greece

[1]	Ms. Smith is the president of the Company.

[2]	Represents 899,000 shares of common stock and 499,500 shares of common stock issuable upon the exercise of warrants. B. Achermann exercises share voting and/or dispositive powers with respect to Bank Sal Oppenheim.

[3]	Represents 899,000 shares of common stock and 499,500 shares of common stock issuable upon the exercise of warrants.

[4]	Represents 1,650,000 shares of common stock and 825,000 shares of common stock issuable upon the exercise of warrants. Jutta Taylor exercises share voting and/or dispositive powers with respect to EMEA Trade Ltd. EMEA Trade Ltd. is a registered broker-dealer. As such, it is deemed an underwriter and may only resell its securities pursuant to a registration statement.

[5]	Represents 899,000 shares of common stock and 499,500 shares of common stock issuable upon the exercise of warrants. Frank Taggart exercises share voting and/or dispositive powers with respect to Golden Pig Realty Corp.

[6]	Represents 899,000 shares of common stock and 499,500 shares of common stock issuable upon the exercise of warrants.

[7]	Represents 900,000 shares of common stock and 450,000 shares of common stock issuable upon the exercise of warrants.

[8]	Represents 899,000 shares of common stock and 499,500 shares of common stock issuable upon the exercise of warrants.

[9]	Represents 900,000 shares of common stock jointly owned and 450,000 shares of common stock issuable upon the exercise of warrants.

[10]	Represents 900,000 shares of common stock jointly owned and 450,000 shares of common stock issuable upon the exercise of warrants.

By Order of the Board of Directors,

/s/ Linda S. Smith
Linda S. Smith

Secretary

Blackfoot, Idaho

January 18, 2008